

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

March 11, 2010

Jack R. Lazar
Chief Financial Officer
Atheros Communications, Inc.
5480 Great America Parkway
Santa Clara, California 95054-3644

      **Re: Atheros Communications, Inc.
             Annual Report on Form 10-K
             Filed on February 13, 2009
             File No. 000-50534**

Dear Mr. Lazar:

      We have completed our review of your Form 10-K and related filings and have no further comments.

                            Sincerely,

                            Jay Mumford
                            Senior Attorney